Maiden Holdings Ltd.

Ratio of Earnings to Fixed Charges and Preference Share Dividends

				For the Year Ended December 31
		Q3 2013 YTD	Q3 2012 YTD	2012	2011	2010	2009	2008
Income before income taxes		77,688	58,416	52,474	30,454	71,192	62,402	18,794
Add back: Interest and amortization expenses		28,711	26,815	36,384	34,155	36,466	34,431	-
Earnings	A	106,399	85,231	88,858	64,609	107,658	96,833	18,794

Interest and amortization expenses	B	28,711	26,815	36,384	34,155	36,466	34,431	-
Dividends on preference shares	C	9,281	-	3,644

Ratio of earnings to fixed charges and preference share dividends	A/(B+C)	2.80	3.18	2.22	1.89	2.95	2.81	N/A